

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2019

Steven J. Heyer
Chief Executive Officer
Haymaker Acquisition Corp. II
650 Fifth Avenue
Floor 10
New York, NY 10019

> **Re: Haymaker Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted April 19, 2019**
> **CIK No. 0001771908**

Dear Mr. Heyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Proposed Business, page 2

1. We note that you are a newly organized blank check company formed as a Delaware corporation for the purpose of effecting a business combination with one or more businesses, and you have included extensive disclosures regarding your management team's prior experience. We further note your disclosure here and at page 76 that your management team has "worked together for over a decade creating value for shareholders." However, it appears from the biographical sketches at pages 103-04 that the four members of management worked together at Haymaker I for a shorter period. Please revise or advise.

Management, page 103

2.   Please revise the biography of Steven J. Heyer to clarify his principal occupation and employment during the most recent five years and the dates he served in those roles. In that regard, his principal occupations prior to his employment with Haymaker I in 2017 are unclear. In addition, please clarify whether Mr. Heyer currently serves on the board of Shopkick. Refer to Item 401(e)(1) and (2) of Regulation S-K.

General

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

     You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Natural Resources

cc: Stuart Neuhauser